Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Hall, Christopher J. (Last) (First) (Middle) 671 Northeast 105th Street (Street) Miami Shores, FL 33138 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 12/31/2001	4. Issuer Name and Ticker or Trading Symbol Call Now, Inc. (CNOW)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_10% Owner ___ Officer (give ___ Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common stock, no par value	3,355,500	D
Common stock, no par value	296,100	I	(1)
Common stock, no par value	223,957	I	(2)
Common stock, no par value	1,100	I	(3)
Common stock, no par value	600,000	I	(4)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common stock, no par value	11/15/2001	11/10/2005	Purchase Option	400000	$0.375	D
Common stock, no par value	11/15/2001	12/21/2004	Purchase Option	500000	$1.04	D
Common stock, no par value	11/15/2001	03/31/2004	Purchase Option	200000	$1.295	D
Common stock, no par value	11/15/2001	04/27/2002	Purchase Option	300000	$4.00	D
Explanation of Responses:

(1) Shares are owned by The Hemisphere Trust, a Belize company controlled 100% by Mr. Hall.
(2) Shares are owned by Bayshore Investment Trading Corp., a company owned 100% by Mr. Hall.
(3) Shares are owned by Phoenix Investment Trading Partners, Inc. a company owned 100% by Mr. Hall.
(4) On November 15th, 2001, pursuant to a purchase and sale agreement, Mr. Hall was granted the power to direct the vote of all of the shares of Common Stock beneficially owned by William Allen, then Chairman of the Board of Directors and President of Call Now, Inc., for the limited purpose of electing directors to the Board of Directors of the Company. As of November 15th, 2001 such voting power included 600,000 shares of Common Stock. The power to direct the vote of the shares is valid until March 1, 2002.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Christopher J. Hall **Signature of Reporting Person	03/14/2002 Date
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